UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the

Securities Exchange Act of 1934

OPNET Technologies, Inc.

(Name of Subject Company)

OPNET Technologies, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

683757108

(CUSIP Number of Class of Securities)

Marc A. Cohen

Chairman of the Board and Chief Executive Officer

OPNET Technologies, Inc.

7255 Woodmont Avenue

Bethesda, Maryland 20814-7900

(240) 497-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

Jennifer Fonner DiNucci Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Brent B. Siler Cooley LLP Reston Town Center 11951 Freedom Drive Reston, Virginia 20190-5656 (703) 456-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by OPNET Technologies, Inc., a Delaware corporation (the “Company” or “OPNET”), with the Securities and Exchange Commission on November 14, 2012 and subsequently amended by Amendment No. 1 on November 21, 2012, Amendment No. 2 on December 3, 2012 and Amendment No. 3 on December 3, 2012. This Statement relates to an exchange offer by Octagon Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Riverbed Technology, Inc., a Delaware corporation (“Riverbed”), disclosed in a Tender Offer Statement on Schedule TO, dated November 14, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to acquire all of the outstanding shares of Common Stock of OPNET (the “Shares”) in exchange for consideration per Share consisting of (i) $36.55 in cash and (ii) 0.2774 of a share of Riverbed common stock, par value $0.001 per share (the “Riverbed Stock”), without interest, and upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated November 14, 2012 (as originally filed with the registration statement on Form S-4 with the Securities and Exchange Commission relating to the shares of Riverbed Stock to be issued to the stockholders of OPNET in the Offer and the Merger, and as amended or supplemented from time to time, the “Prospectus/Offer to Exchange”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Prospectus/Offer to Exchange constitute the “Offer”). Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

Item 4. The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented as follows:

Item 4(b). Reasons

Item 4(b) is hereby amended and supplemented by adding the following text under the caption “Background of the Offer”:

“Additional information about negotiations between Riverbed and Marc Cohen and Alain Cohen relating to their employment offer letters:

On October 2, 2012, Paul O’Farrell and Eric Wolford, President, Products and Marketing, of Riverbed, met Marc Cohen and Alain Cohen for dinner. Over dinner, Messrs. O’Farrell and Wolford discussed the proposed roles of Marc Cohen and Alain Cohen in the combined business.

On October 23, 2012, representatives of Riverbed discussed with Marc Cohen and Alain Cohen the proposed post-closing roles and compensation packages for certain OPNET executive and non-executive employees, including Marc Cohen, Alain Cohen and Mel Wesley. These roles and compensation packages were consistent with the employment offer letters ultimately entered into with Marc Cohen, Alain Cohen and Mel Wesley on October 28, 2012.

On October 28, 2012, the compensation committee of OPNET’s board of directors unanimously approved the Riverbed employment offer letters (including with Marc Cohen, Alain Cohen and Mel Wesley) and certain employment compensation and other employee benefit arrangements for the purposes of the Rule 14d-10(2) safe harbor.”

Item 4(e). Financial Projections

Item 4(e) is hereby amended and supplemented by adding the following under the table summarizing the financial projections:

“OPNET uses a variety of financial measures that are not in accordance with GAAP, including the non-GAAP financial measures included in the table above, as supplemental measures to GAAP to evaluate its operational performance. While OPNET believes that these non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of OPNET’s competitors and may not be directly comparable to similarly titled measures of OPNET’s competitors due to potential differences in the exact method of calculation. OPNET compensates for these limitations in non-GAAP measures by also evaluating OPNET’s performance based on traditional GAAP financial measures. Accordingly, in analyzing OPNET’s financial performance, readers should consider these non-GAAP results together with GAAP results, rather than as an alternative to GAAP basis financial measures.

The following tables set forth a reconciliation of each of these non-GAAP measures to the most comparable GAAP measure. All amounts are expressed in millions of dollars except for earnings per share.

Reconciliation of EBITDA to Net Income

	FY2013	FY2014	FY2015	FY2016	FY2017
Net income	$25.4	$36.4	$49.5	$59.8	$71.1
Provision for income taxes	14.5	21.4	29.0	35.1	41.8
Interest and other expense (income), net	(0.1)	(0.2)	(0.2)	(0.3)	(0.4)
Depreciation and amortization	6.9	7.2	7.9	8.6	9.7
Stock-based compensation	4.9	6.5	7.5	7.5	7.5

EBITDA	$51.7	$71.2	$93.7	$110.8	$129.7

Reconciliation of Non-GAAP Net Income to Net Income

	FY2013	FY2014	FY2015	FY2016	FY2017
Net income	$25.4	$36.4	$49.5	$59.8	$71.1
Amortization of acquired intangibles	2.2	1.5	1.3	1.1	1.0
Stock-based compensation	4.9	6.5	7.5	7.5	7.5
Tax impact of reconciling items	(2.8)	(3.1)	(3.4)	(3.3)	(3.3)

Non-GAAP net income	$29.8	$41.2	$54.8	$65.1	$76.3

Reconciliation of Non-GAAP Diluted EPS to Diluted EPS

	FY2013	FY2014	FY2015	FY2016	FY2017
Diluted EPS	$1.09	$1.52	$2.03	$2.41	$2.82
Amortization of acquired intangibles per diluted share	0.09	0.06	0.05	0.04	0.04
Stock-based compensation per diluted share	0.21	0.27	0.31	0.30	0.30
Tax impact of reconciling items per diluted share	(0.12)	(0.13)	(0.14)	(0.13)	(0.13)

Non-GAAP diluted EPS	$1.27	$1.72	$2.25	$2.62	$3.03

Reconciliation of Unlevered Free Cash Flow to Income from Operations

	FY2013	FY2014	FY2015	FY2016	FY2017
Income from operations	$39.8	$57.5	$78.3	$94.7	$112.5
Amortization of acquired intangibles	2.2	1.5	1.3	1.1	1.0
Stock-based compensation	4.9	6.5	7.5	7.5	7.5

Non-GAAP income from operations	$46.9	$65.5	$87.1	$103.2	$121.0
Provision for income taxes	(17.2)	(24.4)	(32.4)	(38.4)	(44.9)
Depreciation	4.8	5.7	6.6	7.6	8.7
Capital expenditures	(6.3)	(5.6)	(6.4)	(7.2)	(8.3)
Decrease in working capital	10.0	9.4	10.9	11.5	13.3

Unlevered free cash flow	$38.2	$50.7	$65.7	$76.7	$89.8

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPNET Technologies, Inc.

By:	/s/ Marc A. Cohen
Marc A. Cohen, Chairman of the Board and Chief Executive Officer

Dated: December 4, 2012